

January 7, 2013

Via Email
Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

      Re: Caribou Coffee Company, Inc.
                Schedule TO-T filed December 21, 2012 by JAB Beech Inc.
                File No. 005-81557

Dear Mr. Schnell:

      We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

      Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidders' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

General

1.   As noted in Exchange Act Rule 14d-1(g)(2), the term "bidder" is defined as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Please tell us what consideration you gave to including the Joh. A. Benckiser group and BDT Capital as bidders. We note that the background discussion beginning on page 22 of the Offer to Purchase suggests that the Joh. A. Benckiser group initiated discussions with the Company on November 19, 2012 to discuss a possible acquisition and also played a principal role in the negotiation of, and may provide some of the funding for, the tender offer and merger transactions. We also note the reference to BDT Capital Partners as a minority investor. Please refer to the factors discussed in "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the Current Issues and

Rulemaking Projects Outline (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Financing, page 38

2.   Refer to the first paragraph of this section. Provide the disclosure required by Item 1007(d) of Regulation M-A.

3.   Disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If there are no such arrangements, please make such statement in the disclosure. Refer to 1007(b) of Regulation M-A.

Source and Amount of Funds, page 43

4.   Refer to the first paragraph of this section and its reference to "equity contributions from [Parent's] existing shareholder." Revise the disclosure to identify the existing shareholder. In addition, to the extent the existing shareholder is a party other than the two parties discussed in comment 1 above, we expand comment 1 to include this existing shareholder. Respond to comment 1 accordingly.

Conditions to the Offer, page 44

5.   We note the disclosure in the last paragraph of this section that the bidders may assert conditions regardless of the circumstances giving rise to the assertion of any such condition. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at the election of the bidder.

6.   We note the disclosure in the last paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon

expiration. Please confirm the bidders' understanding on both points in your response letter.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions